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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K



           Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                           For the Month of June 2001

          ------------------------------------------------------------



                        Commission file number 001-15841

                               [GRAPHIC OMITTED]

                                360networks inc.
                           (Exact name of registrant)

                         1500-1066 WEST HASTINGS STREET,
                          VANCOUVER, BRITISH COLUMBIA,
                                 CANADA V6E 3X1
                    (Address of principal executive offices)

                                  604 681 1994
                         (Registrant's telephone number)

          -------------------------------------------------------------




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of 360networks inc. (Registration No. 333-39774) and the Registration Statement on Form F-3 of 360networks inc. (Registration No. 333-54174).

INDEX

         NEWS RELEASE ISSUED JUNE 27, 2001

         The Company announced a reduction of its workforce by 800 positions worldwide.

         NEWS RELEASE ISSUED JUNE 28, 2001

         Our announcement that the Company and several of its operating subsidiaries have filed for protection under the Companies' Creditors Arrangement Act (CCAA) in Canada, and that the Company's principal U.S. subsidiary, 360networks (USA) inc. and 22 of its affiliates concurrently filed for protection under Chapter 11 in the United States.


BASIS OF PRESENTATION

As used in this report, unless the context otherwise indicates, the terms "we," "us," "our" and similar terms, as well as references to "360networks" or the "Company", means 360networks inc.

FORWARD LOOKING INFORMATION

This document contains forward looking statements that involve a number of risks and uncertainties. A forward looking statement is usually identified by our use of certain terminology, including "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates" or "intends" or by discussions of strategy or intentions.

This document contains information about management's view of 360networks' future expectations, plans and prospects that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, the doubt as to 360networks' ability as a going concern, risks associated with efforts to restructure the obligations of 360networks, risks associated with efforts to obtain DIP financing, risks associated with proceedings commenced by 360networks and its subsidiaries under the U.S. Bankruptcy Code or Canada's Companies' Creditors Arrangement Act, competitive developments, risks associated with 360networks' growth, regulatory risks, and other factors. 360networks assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting such forward-looking statements.

In addition, forward looking statements depend upon assumptions, estimates and dates that may not be correct or precise and involve known and unknown risks, uncertainties and other factors. Accordingly, a forward looking statement in this document is not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, you are warned not to rely on the forward looking statements. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. Except for ongoing obligations under the federal securities laws to disclose all material information to investors, we are not undertaking any obligation to update these factors or to publicly announce the results of any changes to our forward looking statements due to future events or developments.

News Release - June 27, 2001

                          360NETWORKS REDUCES WORKFORCE
                           BY 800 POSITIONS WORLDWIDE

Vancouver - As part of its efforts to reduce operating expenses and conserve capital, 360networks today announced it is reducing its global workforce by approximately 800 positions.

"This was an extremely difficult decision, but necessary in light of the very challenging telecom environment and our need to operate as cost-efficiently as possible," said Greg Maffei, president and chief executive officer of 360networks. "I want to thank our employees for their dedication to the company and their many achievements in both the development of our network and the provision of services to our customers."

The workforce reduction includes a range of positions in North America, Europe, South America and Asia. The company will continue to employ about 1,000 people globally.

ABOUT 360networks

360networks (NASDAQ: TSIX and TSE: TSX) offers optical network services to telecommunications and data-centric organizations. The company's fiber optic network connects more than 50 major cities in North America, Europe and South America with terrestrial segments and undersea cables. More information about 360networks is available at www.360.net.

Forward looking statements: This document may contain statements about expected future events and financial results that are forward looking in nature, and, as a result, are subject to certain risks and uncertainties, including general economic and business conditions, and specific conditions affecting our sector, including pricing pressures and declining prices; our ability to access capital markets to ensure financial liquidity; competition; the inability to attract and retain our anticipated customer base; existing government regulations and changes in, or the failure to comply with, government regulations or obtain required permits or licenses; changes in business strategy or development plans; the ability to attract and retain qualified personnel; and other factors. Actual results may differ materially from those projected by management. For such statements, we claim the safe harbor for "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

For more information, please contact:

Michelle Gagne
Director of corporate communications
360networks
604.648.7703
michelle.gagne@360.net

Nancy Bacchieri
Director of investor relations
360networks
206.239.4064
ir@360.net

NEWS RELEASE - JUNE 28, 2001

ALL FIGURES IN U.S. DOLLARS

                      360NETWORKS FILES FOR REORGANIZATION
                             IN CANADA AND THE U.S.

Vancouver - 360networks today announced that the company and several of its operating subsidiaries have filed for protection under the Companies' Creditors Arrangement Act (CCAA) in the Supreme Court of British Columbia. The company's principal U.S. subsidiary, 360networks (USA) inc. and 22 of its affiliates concurrently filed for protection under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. Where necessary, appropriate action is being taken in other jurisdictions to protect the company's assets.

The company and the subsidiaries covered by the filings currently have approximately $155 million of unrestricted cash, cash equivalents, short-term investments and marketable securities on hand. 360networks expects to use these funds to maintain service to existing customers in Canada and the United States, and to complete key segments of its North American network.

360networks believes it will be able to complete its North American network using its cash and current backlog of contracted revenues. Further growth will depend on its ability to attract additional financing or strategic investment into the reorganized company. Subject to certain conditions, the company's senior secured lenders have agreed to subordinate their liens to up to $100 million of debtor-in-possessions (DIP) financing, and the company has received a firm proposal for such financing. 360networks also intends to consider additional proposals to enable it to obtain the best available terms and is examining other strategic alternatives, including asset sales.

"We are taking these steps to restructure our business and financial position in a difficult telecommunications environment," said Greg Maffei, president and chief executive officer of 360networks. "While very disappointing, we believe today's filings provide us the best opportunity to reorganize and operate our core business."

Lazard Freres is assisting 360networks to develop and evaluate options, including restructuring its debt obligations. PricewaterhouseCoopers Inc. has been appointed by the court in Canada as Monitor of the Canadian proceeding.

The filings do not include the company's 360americas subsidiaries, which were acquired in connection with the purchase of GlobeNet Communications Group Limited.

In addition, 360networks intends to initiate insolvency proceedings for certain of its European subsidiaries.

The company also announced the resignation of seven board members: Kevin Compton, Glenn Creamer, John Malone, Claude Mongeau, Christian Reinaudo, John Stanton and Jim Voelker. These resignations took place prior to today's filings.

ABOUT 360networks

360networks (NASDAQ: TSIX and TSE: TSX) offers optical network services to telecommunications and data-centric organizations. The company's fiber optic network connects more than 50 major cities in North America, Europe and South America with terrestrial segments and undersea cables. As of March 31, 2001, 360networks had total assets of $6.3 billion and total liabilities of $3.6 billion. Currently, the company has $1.2 billion of senior secured bank debt and $1.45 billion, represented by unsecured Senior Notes. The company's cash revenue was $644 million in 2000 and $274 million in the first quarter of 2001.

This news release contains information about management's view of 360networks' future expectations, plans and prospects that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, the doubt as to 360networks' ability as a going concern, risks associated with efforts to restructure the obligations of 360networks, risks associated with efforts to obtain DIP financing, risks associated with proceedings commenced by 360networks and its subsidiaries under the U.S. Bankruptcy Code or Canada's Companies' Creditors Arrangement Act, competitive developments, risks associated with 360networks' growth, regulatory risks, and other factors. 360networks assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting such forward-looking statements.

For more information, please contact:

Michelle Gagne
Director of corporate communications
360networks
604.648.7703
michelle.gagne@360.net

Nancy Bacchieri
Director of investor relations
360networks
206.239.4064
ir@360.net

                                    SIGNATURE


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                360networks inc.


                                           By:    /s/ CATHERINE MCEACHERN

                                                  Catherine McEachern

                                                  Vice President, General
                                                  Counsel and Secretary

DATE: June 29, 2001